

Mail Stop 3561

August 23, 2016

Curtis D. McClellan
Chief Financial Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, Texas 75234

> **Re: ClubCorp Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2015**
> **Filed February 29, 2016**
> **File No. 001-36074**

Dear Mr. McClellan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2015

Management's Discussion and Analysis
Basis of Presentation
EBITDA and Adjusted EBITDA, page 52

1.   We note your response to comment number 2. In the proposed revised disclosure you state that you believe that Adjusted EBITDA is useful to investors and lenders as a performance measure because it reflects your consolidated and segment operating performance. Please revise to provide a more comprehensive and robust discussion rather than a generic statement as to why you believe that Adjusted EBITDA is useful to investors as a performance measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Curtis D. McClellan
ClubCorp Holdings, Inc.
August 23, 2016
Page 2

2.	Please clarify for us in further detail what "acquisition adjustment" encompasses when Adjusted EBITDA is used as a performance measure, and tell us how it is calculated. Additionally, please consider the guidance in 100.04 of staff's Compliance & Discussion Interpretations on Non-GAAP Financial Measures in regard to this adjustment when preparing future filings.

	You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

	Sincerely,

	/s/ Lyn Shenk

	Lyn Shenk
	Branch Chief
	Office of Transportation and Leisure